Morgan Crucible

2007 SEP 25 A 5:3

19th September 2007

07026910

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Tracey Bigmore
Assistant Company Secretary

9/25

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	13:01 19-Sep-07
Number	1154E

The Morgan Crucible Company plc

The Company was informed on 19th September 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had purchased 9,017 Ordinary Shares to be held in the Trust for the satisfaction of the exercise of share options previously granted by the Company under its employee share schemes and had transferred 33,892 Ordinary Shares out of the Trust in satisfaction of the exercise of share options previously granted by the company under its Executive Share Option Scheme 2004 and its Sharesave Scheme 2004 respectively.

Following this purchase of shares by the Trust and transfer of shares out of the Trust, the Trusts holds a total of 5,420,073 Ordinary Shares representing 1.95% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	11:50 21-Sep-07
Number	2703E

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 21st September 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had purchased 341,735 Ordinary Shares to be held in the Trust for the satisfaction of the exercise of share options previously granted by the Company under its employee share schemes.

Following this purchase of shares by the Trust, the Trust holds a total of 5,761,808 Ordinary Shares representing 2.08% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	11:27 21-Sep-07
Number	2651E

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ABOVE

3. Name of *person discharging managerial responsibilities*

MR ANDREW RILEY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MR ANDREW RILEY

State the nature of the transaction

SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

3,000

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.001%

13. Price per *share* or value of transaction

303p

14. Date and place of transaction

21st SEPTEMBER 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

32,543 SHARES 0.012%

16. Date issuer informed of transaction

21st SEPTEMBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE.................................

24. Name of contact and telephone number for queries

TRACEY BIGMORE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

TRACEY BIGMORE

Date of notification

21st SEPTEMBER 2007

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